April 20, 2026

Andrew C. Sagliocca
Chief Executive Officer
Esquire Financial Holdings, Inc.
100 Jericho Quadrangle
Suite 100
Jericho, NY 11753

        Re: Esquire Financial Holdings, Inc.
            Registration Statement on Form S-4
            Filed April 15, 2026
            File No. 333-295076
Dear Andrew C. Sagliocca:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Marc Levy